EXHIBIT 99.1

News Release

Kamada Initiates Phase 2/3 Clinical Trial of Glassia to Treat Newly Diagnosed Pediatric
Patients with Type 1 Diabetes

NESS ZIONA, Israel (March 5, 2014) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces the initiation of a Phase 2/3 clinical trial of Glassia®, the Company’s proprietary human Alpha-1 Antitrypsin (AAT), to treat newly diagnosed pediatric patients with type 1 diabetes (T1D).  In T1D, autoimmune attacks occur on pancreatic beta cells that secrete insulin, thereby compromising insulin level and glycemic control.  Over time there is progressive deterioration of self-insulin secretion, poor capability to control glucose levels and, eventually, full external insulin dependence.

This double-blind, placebo-controlled, multicenter Phase 2/3 clinical trial of 190 pediatric patients with newly diagnosed T1D will evaluate the safety and efficacy of intravenous Glassia to halt disease progression and maintain the ability of the pancreas to produce insulin.  By maintaining its ability to produce insulin, the body can independently control glucose levels and avoid diabetes complications that result from poor glycemic control (e.g., cardiovascular disease, kidney disease, eye and vision problems, neurological damage and more).

This two-year study follows U.S. Food and Drug Administration and European Medicines Agency guidelines for clinical trials evaluating beta cell preservation and will measure C-peptide parameters (which represent self-insulin secretion), HbA1C, hypoglycemic events and insulin daily dose, among others. Interim data are expected after approximately 90 patients complete one year of treatment, which will be in approximately two years. Initially, the trial will be conducted at four leading pediatric T1D medical centers in Israel, with plans to expand the scope of the trial to include centers in other countries.

Kamada previously reported positive preliminary data from the extension portion of its Phase 1/2 clinical trial of Glassia to treat pediatric patients newly diagnosed with T1D.  That preliminary data showed that at approximately 20 months from diagnosis and approximately 10 months following the last Glassia infusion, 60% of study subjects who participated in the extension portion of the trial had peak C-peptide levels greater than 0.2 pmol/ml, which indicates a functioning beta cell capacity and is considered to be a higher percentage than would be expected without intervention.

In addition, patients continued to attain HbA1C targets according to International Society for Pediatric and Adolescent Diabetes, with an average HbA1C of 7.5%, and 75% of patients presented HbA1C levels even lower than 7.5%, which is the clinically desired level for glycemic control in pediatric diabetic patients, who usually demonstrate a more severe or volatile form of disease compared with adults.

“This is a very exciting opportunity for Kamada to bring a promising therapy to newly diagnosed pediatric patients with type 1 diabetes.  Data from our earlier studies give us great encouragement to move forward with this pivotal study,” stated David Tsur, Co-founder and Chief Executive Officer of Kamada.  “The complications of type 1 diabetes remain an unmet need that is inadequately addressed with existing therapies, which include insulin, diet and behavioral changes. Moreover, these complications have direct correlation with the extent of glycemic control the patient reaches during early disease phases.  We believe Glassia can be a groundbreaking treatment for newly diagnosed type 1 diabetes in pediatric patients as it should demonstrate the ability to halt disease progression and allow the pancreas to produce its own insulin,” added Mr. Tsur.

About Glassia
Glassia (Alpha1-Proteinase Inhibitor -Human) is the first available ready-to-use liquid alpha1-proteinase inhibitor (Alpha1-PI) and is indicated as a chronic augmentation and maintenance therapy in adults with alpha-1 antitrypsin (AAT) deficiency.  Glassia is administered once a week and is augmenting the levels of AAT in the blood.  AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue protective and antimicrobial properties.  Glassia is approved by the U.S. Food and Drug Administration for the treatment of AAT deficiency.  It is marketed through a strategic partnership with Baxter International Inc. in the United States.

The scientific rationale for Glassia to treat T1D is based on the fact that AAT has an adjunct anti-inflammatory activity that may modulate the immune system in a way that prevents it from attacking the pancreatic beta cells that would be destroyed by the autoimmune attack. Past studies have shown that despite having a normal serum level of AAT, the AAT of diabetic patients is inactive in this respect and, therefore, unable to cope with the developing inflammation in the beta cells. Additionally, a number of recent studies support the rationale for treating T1D early in the disease diagnosis or the “honeymoon” period, a period during which there are still some existing functional beta cells.  It is hypothesized that Glassia may halt pancreatic inflammation, thereby allowing the survival of active and operating beta cells that secrete insulin, a survival which may allow the patient to reduce dependence on external insulin and eventually decrease disease complications.

About Type 1 Diabetes
T1D is an autoimmune disease in which the pancreatic beta cells responsible for insulin secretion are attacked by the immune system. In the absence of self-produced insulin and the concomitant glycemic control, there is a need to supply extraneous insulin in order to regain glycemic control and prevent future disease complications that include heart disease, blood vessels disease, nerve and eye disease, infections, hypoglycemic events and many more ailments.  According to the U.S. Centers for Disease Control and Prevention, there are more than 10 million diabetic type 1 patients worldwide, with more than 100,000 newly diagnosed each year.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and will be entering Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, the EMA and U.S. FDA authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron	Anne Marie Fields
CFO	LHA
ir@kamada.com	212-838-3777
afields@lhai.com